SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2012

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

This report on Form 6-K is incorporated by reference in the Registration
Statement on Form F-3 of Petróleo Brasileiro -- Petrobras (No. 333-163665).

RESOLUTIONS OF THE EXTRAORDINARY GENERAL MEETING

Rio de Janeiro, January 27, 2011 – Petróleo Brasileiro S.A. - Petrobras announces that the Extraordinary General Meeting held this day, at 3:00 pm in the auditorium of the Company's Head office building at Av. República do Chile, nº 65, 1st floor, in the City of Rio de Janeiro (RJ), ruled and approved the following items:

       I.    Partial split of BRK Investimentos Petroquímicos S.A. - BRK and the spun off portion of PETROBRAS to:

(1)   Confirm the contracting of APSIS Consultoria e Avaliações Ltda., by BRK, for the assessment of net assets relative to the spun off portions to be converted to PETROBRAS, according to net equity assessment report, using Base-Date of September 30, 2011, according to the provisions of paragraph 1 of article 227 c/c paragraph 3 of article 229 of Law 6.404, of December 15, 1976;

(2)   Approve the Assessment Report prepared by APSIS Consultoria e Avaliações Ltda. at book value for assessment of BRK’s net assets;

(3)   Approve the Protocol and Justification of split-off of BRK and spun off portion of PETROBRAS, pro rata to its ownership, executed on December 22, 2011;

(4)   Approve the partial split operation of BRK and the spun off portion  of PETROBRAS, without increasing its share capital.

II.   Acquisition of Petrobras Química S.A. – PETROQUISA by PETROBRAS to.

(1)  Confirm the contracting of APSIS Consultoria e Avaliações Ltda. by PETROBRAS for the development of accounting assessment report of PETROQUISA’s net equity to be transferred to PETROBRAS, using Base-Date of September 30, 2011, as provided for in paragraph 1 of article 227 of Law 6.404, of December 15, 1976;

(2)  Approve the Assessment Report prepared by APSIS Consultoria e Avaliações Ltda., at book value, for the assessment of PETROQUISA’s net equity;

(3)  Approve the Protocol and Justification of acquisition operation of PETROQUISA by PETROBRAS, with full transfer of PETROQUISA net equity to PETROBRAS, executed on December 22, 2011;

(4)  Approve the acquisition operation of PETROQUISA by PETROBRAS, with full transfer of PETROQUISA’s net equity to PETROBRAS, without increasing its share capital.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 27, 2012
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.